Mail Stop 6010

August 22, 2006

Mr. Christopher J. Coughlin
Executive Vice President and Chief Financial Officer
Tyco International Ltd.
9 Roszel Road
Princeton, New Jersey 08540

      Re: **Tyco International Ltd.**
              Form 10-K for the fiscal year ended September 30, 2005
              Filed December 9, 2005
              File No. 001-13836

Dear Mr. Coughlin:

      We have completed our review of your Form 10-K and related materials and do not, at this time, have any further comments.

                      Sincerely,

                      Martin F. James
                      Senior Assistant Chief Accountant